KIRKLAND LAKE GOLD ACQUIRES SHARES OF BONTERRA RESOURCES INC.

Toronto, Ontario - August 22, 2019 - Kirkland Lake Gold Ltd. (“Kirkland Lake Gold” or the “Company”) (TSX:KL) (NYSE:KL) (ASX:KLA) today announced that it has acquired 2,000,000 units (“Units”) of Bonterra Resources Inc. (TSXV:BTR) (“Bonterra” or the “Issuer”) by way of a private placement financing and by share purchase at a price of $2.50 per Unit for a total cash payment of CAD$5 million (the “Investment”). Each Unit is comprised of one common share of the Issuer (a “Share”) and one-half of one Share purchase warrant (each full warrant, a “Warrant”), with each full Warrant entitling the Company to acquire one Share at a price of $3.10 until August 20, 2021.

Prior to the Investment, Kirkland Lake Gold held 6,510,629 Shares, representing approximately 10.17% of the issued and outstanding Shares on a non-diluted basis. As of the date hereof, after giving effect to Investment, the Company beneficially owns 8,510,629 Shares and 1,000,000 Warrants, representing approximately 11.32% of the currently issued and outstanding Shares on a non-diluted basis and approximately 12.48% of the issued and outstanding Shares on a partially diluted basis, assuming the exercise of the Warrants held by the Company.

The Units were acquired for investment purposes. Kirkland Lake Gold has a long-term view of the Investment and may acquire additional securities either on the open market or through private investments or sell the securities either on the open market or through private dispositions in the future depending on market conditions, reformulation of plans and/or other relevant factors.

This press release is being issued in pursuant to National Instrument 62-103 - The Early Warning System and Related Take-Over Bid and Insider Reporting Issues, which also requires a report to be filed with the regulatory authorities in each jurisdiction in which the Issuer is a reporting issuer containing information with respect to the foregoing matters (the “Early Warning Report”). A copy of the Early Warning Report will be filed on the Issuer’s profile on SEDAR and may also be obtained by contacting the Company at 416-840-7884 or by email at info@klgold.com.

About Kirkland Lake Gold Ltd.
Kirkland Lake Gold Ltd. is a growing gold producer operating in Canada and Australia that produced 723,701 ounces in 2018 and is on track to achieve significant production growth over the next three years, including target production of 950,000 - 1,000,000 ounces in 2019, 930,000 - 1,010,000 ounces in 2020 and 995,000 - 1,055,000 ounces in 2021. The production profile of the Company is anchored by two high-grade, low-cost operations, including the Macassa Mine located in Northern Ontario and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management and operational expertise.

For more information, please contact:

Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884
E-mail: tmakuch@klgold.com

Mark Utting, Vice President, Investor Relations
Phone: +1 416-840-7884
E-mail: mutting@klgold.com
Website : www.klgold.com

Cautionary Note Regarding Forward-Looking Information

This press release contains statements which constitute “forward-looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of Kirkland Lake Gold with respect to future business activities and operating performance. Forward-looking information is often identified by the words “may”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” or similar expressions and, in this press release, include information regarding the sale or purchase of additional securities of the Issuer in the future, on the open market or in private transactions.

Investors are cautioned that forward-looking information is not based on historical facts but instead reflect the Company's management's expectations, estimates or projections concerning future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although Kirkland Lake Gold believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the Company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws. This forward-looking information may be affected by risks and uncertainties in the business of Kirkland Lake Gold and market conditions. This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by Kirkland Lake Gold, including Kirkland Lake Gold's annual information form dated December 31, 2018 and the annual consolidated financial statements and related MD&A for the period ended June 30, 2019, which are filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although Kirkland Lake Gold has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. Kirkland Lake Gold does not intend, and do not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.